UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Public Notice for Convocation of the 18th Annual General Meeting of DoubleDown Interactive Co., Ltd.

On March 10, 2026, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) approved the convention of the 18th Annual General Meeting of Shareholders (the “AGM”) of the Company as set forth below:

1.	Date&Time: March 27, 2026, 11:00 a.m. (Korea Standard Time) / March 26, 2026, 10:00 p.m. (Eastern Time, USA)

2.

Who Can Attend: Holders of the Company’s common shares as of December 31, 2025 (the “Record Date”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. Any ADS holder who wishes to attend the AGM or vote directly must cancel their ADSs in exchange for common shares and shall make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of their ADSs for the underlying common shares before the AGM.

3.	Venue: Meeting room, 13th floor, 152 Teheran-Ro, Gangnam-gu, Seoul

4.	Methods of Attending: Holders of the ADSs should send the Depositary their voting instructions using the ADS voting card as separately provided.

5.	Reports and Proposals to be presented and considered at the AGM:

•	Reports: audit report, business report, and the report on the operating status of the internal accounting management system

•	Proposals

1) Proposal No. 1: Approval of the 18th financial statements and consolidated financial statements for the fiscal year ended December 31, 2025

2) Proposal No. 2: Election of Independent Directors

i.	Proposal No. 2-1: Election of Sung Uk Park as an Independent Director

ii.	Proposal No. 2-2: Election of Il Jin Park as an Independent Director

3) Proposal No. 3: Partial Amendment to the Articles of Incorporation

4) Proposal No. 4: Approval of the remuneration limit for Independent Directors and Executive Officers

Proposal Details

Proposal No. 2: Election of Directors

1.	Candidate Details

Name	Birth	Director or Independent	Relationship with the majority shareholder	recommender
Sung Uk Park	1973.01.18	Independent	—	Board of directors

Il Jin Park	1980.06.15	Independent	—	Board of directors

2.	Candidate introduction

Name	Career	Transaction history for the last 3 years
Sung Uk Park

(00) A&O Shearman, New York Office Associate

(04~12) McDermott Will & Schulte, New York Office Associate

(12~20) Kim & Chang, Foreign Attorney

(20~22) Hwawoo Law Firm

(22~25) SK On, Executive Vice President

(25~present) Yulchon LLC, Foreign Attorney

None

Il Jin Park	(06~20) Samil PwC (22) Gyeongbok Accounting Firm (23~present) Independent Accounting Consultant	None

Proposal No. 3: Partial Amendment to the Articles of Incorporation

—	Comparison table of Articles of incorporation

Before	After	Note

Chapter 2. Shares	Chapter 2. Shares

<New Provision>

Article 11-3 (Holding and Disposal of Treasury Shares)

The Company may hold or dispose of treasury shares in accordance with the Commercial Act and relevant laws and regulations, as necessary to achieve its business objectives, including strategic alliances and investments, mergers and acquisitions, business restructuring, facility investments, introduction and development of new technologies, and improvement of its financial structure.

To establish the legal basis for the company to hold or dispose of treasury shares for business purposes

Supplementary Provisions	Supplementary Provisions

<New Provision>	Article 1 (Effective Date) These Articles of Incorporation shall come into effect on the date of the resolution at the 18th Annual General Meeting of Shareholders held on March 27, 2026.	Addition of supplementary provisions regarding the effective date of the amendment to the Articles of Incorporation

Proposal No. 4: Approval of the remuneration limit for Independent Directors and Executive Officers

Type	2025	2026
Remuneration limit for Independent Directors and Executive Officers	5 billion won	5 billion won

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-290402), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 10, 2026	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer